DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/11/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

230,610

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

230,610
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

230,610

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.28%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.7 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
The filing persons have sent the attached letter (see exhibit 1) to Douglas Scheidt, Associate Director and Chief Counsel,
Division of Investment Management, Securities and Exchange
Commission.



Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Douglas Scheidt

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/15/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

Bulldog Investors General Partnership, 60 Heritage Drive,
Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-
2150//pgoldstein@bulldoginvestors.com

      October 11, 2007

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Scheidt:

We first wrote to you on December 21, 2006 about a lawsuit that RMR Hospitality & Real Estate Fund (?RHR?) filed against us to enforce Section 2.1(a)(i) of Article 5 of RHR?s Agreement and
Declaration of Trust (the ?Trust Agreement?).   (We also
discussed RHR?s lawsuit with staff member of DIM before and
after our December 21st letter.)   Section 2.1(a)(i) purports to
prohibit anyone other than an ?Excepted Holder? or RHR?s investment advisor or affiliates from beneficially owning more than 9.8% of RHR?s shares. An ?Excepted Holder? is defined in
Section 2.7(a) of the Trust Agreement as any person that the trustees ?in their sole discretion? exempt from the 9.8% ownership limitation.

On June 18, 2007, we again wrote to you to urge you to protect the investors in RHR because RHR?s assets were being depleted by that lawsuit even though RHR had no financial stake in it. In this regard, we asked you to recommend an enforcement action against the trustees of RHR and any other parties that breached their fiduciary duty to RHR as well as any third party beneficiaries including Adrian Overstreet, RHR?s ?charitable trustee? that aided or abetted RHR in prosecuting a lawsuit in which it has no financial interest but for which it was bearing the entire cost.

We are writing to update you on the status of the lawsuit and to again urge you to take action. Otherwise the depletion of RHR?s assets is likely to accelerate in the near future.

The following footnotes from RHR?s last two reports to shareholders for the periods ending June 30, 2007 and December 31, 2006 generally describe the lawsuit (although there are some material omissions, e.g., the basis for our motion to dismiss in the June 30th footnote and the specifics of the demand we made in
July).

      June 30, 2007
The Fund is involved in litigation with Bulldog Investors General Partnership, a hedge fund controlled by Mr. Phillip Goldstein and various affiliated entities and persons (collectively Bulldog). The purpose of this litigation is to enforce provisions of the Fund's organizational documents which limit ownership of the Fund and that appear to have been intentionally violated by Bulldog. This litigation was begun by the Fund in November 2006 after extended correspondence with Bulldog. Bulldog commenced a proxy contest to elect Mr. Goldstein and another Bulldog affiliate at the Fund's 2007 annual meeting and to promote various shareholder proposals; Bulldog's nominees were not elected and its proposals were not adopted at the 2007 annual meeting in March 2007. In May 2007, Bulldog's motion to dismiss the pending litigation was denied by the Massachusetts Superior Court. In June 2007, Bulldog sought to remove the litigation to the federal courts; the Fund is currently opposing this removal. In July 2007, Bulldog made a demand upon the Fund's board of trustees pursuant to the Massachusetts Universal Demand Statute which appears to be a prelude to a possible derivative action against the Fund or its trustees. During the six months ended June 30, 2007, the Fund incurred approximately $784,000 of expense in connection with the Bulldog litigation and related matters.
In June 2007, the Fund amended its litigation against Bulldog to seek recovery of its expenses incurred in connection with Bulldog's activities.
December 31, 2006
The Fund commenced litigation against Mr. Phillip
Goldstein, Bulldog Investors General Partnership, a hedge fund controlled by Mr. Goldstein and various other entities affiliated with Mr. Goldstein (collectively "Bulldog Investors"), on November 13, 2006. The purpose of this litigation is to enforce provisions in the organizational documents of the Fund that restrict the benefits of share ownership to 9.8% of the Fund's outstanding shares by any one shareholder of the Fund or group of shareholders acting together. The Bulldog Investors have contested personal jurisdiction in Massachusetts. A hearing on the matter is currently scheduled for March 22, 2007. During the year ended December 31, 2006, the Fund incurred $697,661 of expenses in connection with the litigation and related matters, which is reflected as a component of legal expense on the statement of operations.
Therefore, as of June 30, 2007, RHR had incurred almost $1.5 million in legal expenses to pursue this litigation. The primary relief sought in the original lawsuit was to compel us to turn over the profits on our so called ?excess shares? to Mr. Overstreet, not to RHR. In a court filing, RHR stated that it is also paying Mr. Overstreet?s fees and legal expenses to pursue a parallel lawsuit. (We do not know if those costs are included in the aforementioned $1.5 million total.) Thus, RHR is paying both its and Mr. Overstreet?s legal expenses even though he is the only one that could benefit from the original lawsuit.

To provide some context, RHR?s current net asset value (attributable to the common shares) is about $51 million. RHR?s ultimate legal expenses will likely be much more than $1.5 million because (1) there has been additional activity on motions since June 30th, (2) discovery has not commenced on the merits of RHR?s claims, (3) as discussed below, we intend to file a motion to dismiss at least one of RHR?s claims, (4) we may file claims against RHR, Mr. Overstreet, and other parties and (5) an appeal of any decision is likely.

In a letter dated June 13, 2007 to RHR?s Chief Compliance Officer we advised RHR?s independent trustees that they may be violating section 37 of the Investment Company Act of 1940 by funding a lawsuit in which RHR has no financial stake. The response from RHR?s CCO?s was dismissive and contemptuous. Our June 13th letter and the response from RHR?s CCO were filed on June 19th in a Form 8-K.

Ironically, our complaints to the staff seem to have caused the trustees to expend additional fund assets to amend the lawsuit in order to avoid an enforcement action for prosecuting the original lawsuit. Thus, on June 4, 2007 RHR amended its complaint (enclosed) to add a claim for three times its attorney?s fees based on the allegation that our ownership of RHR stock and certain (allegedly) false and misleading public statements we made violated Massachusetts General Law Chapter 93A. Chapter 93A is a statute enacted to provide protection to consumers against unfair business practices and to businesses against unfair methods of competition or unfair or deceptive acts or practices in trade or commerce. The Chapter 93A claim is frivolous and appears designed to dissuade the staff from recommending an enforcement action based on the board?s causing RHR to prosecute and bear the entire cost of the original lawsuit in which it had no financial stake.

Clearly, no loyal fiduciary of RHR would fund a lawsuit unless RHR stood to benefit from a successful outcome. The only possible reason the trustees brought this lawsuit was their belief that they could fund it with RHR?s assets with impunity. And the only reason the trustees belatedly added a Chapter 93A claim (while still pursuing the relief requested in the original lawsuit) is to deflect the staff?s concerns that the original lawsuit sought no damages for RHR. Thus, our complaints to the staff and the prospect of an enforcement action in connection with the original lawsuit seem to have caused the trustees to escalate their wrongdoing rather than terminate it.

The notion that the legal fees RHR incurred to compel
performance with its discriminatory share ownership limitation is cognizable harm under Chapter 93A is completely frivolous and we intend to file a motion to dismiss that claim. As a threshold matter, intra-business disputes, such as those between shareholders and management of a corporation or a business trust
do not fall under the protections of Chapter 93A.   Secondly, the
dispute between RHR and us is based on our opposing views of the validity of its discriminatory share ownership limitation. To prevail on a Chapter 93A claim RHR has to show that our conduct was ?unethical, immoral, oppressive, or unscrupulous? and not merely ?an ordinary . . . dispute . . . that necessitated the
involvement of the court.?   As one court put it, ?A good faith
dispute as to whether money is owed, or performance of some kind is due, is not the stuff of which a c. 93A claim is made.? Finally, even if the allegedly wrongful conduct otherwise falls under Chapter 93A, the statute does not apply unless the conduct occurred ?primarily and substantially? in the Commonwealth.
Since none of the defendants were in Massachusetts when the alleged unfair actions occurred and none of the allegedly false and misleading public statements were directed to Massachusetts to any greater degree than to any other place, e.g., California, there is no possibility that a court would find that the conduct which forms the basis of RHR?s Chapter 93A claim occurred ?primarily and substantially? within the Commonwealth.

In sum, RHR?s belated Chapter 93A claim is doomed to fail. More important, it is a disingenuous and wasteful attempt to persuade the staff that RHR?s ill advised original lawsuit might now, with the addition of the Chapter 93A claim, eventually provide a monetary benefit to RHR. However, adding a demand for reimbursement of legal fees, even treble legal fees, to a lawsuit whose original relief would not have benefitted the fund is not a defense to a violation of section 37. Otherwise, a fund?s board could immunize itself against an enforcement action for prosecuting a lawsuit in which the fund has no financial interest by simply including a claim for legal expenses. Reimbursement of legal expenses incurred by a fund in bringing a lawsuit in which, if it prevails, the defendant must pay money to a third party is not a ?benefit? to the fund because, at best, the fund will be in the same financial position it was in
if it had not initiated the lawsuit.   No loyal fiduciary would
make an investment where the best possible result is that the beneficiary will break even. To summarize, the Chapter 93A claim is frivolous and was brought for the purpose of being able to persuade the staff to discount the fact that the original lawsuit would not have provided any benefit to RHR. Therefore, prosecuting the Chapter 93A claim is also a breach of fiduciary duty.

In addition to the board?s breach of fiduciary duty in pursuing this lawsuit, we urge the staff to investigate the following matters:

*	In a letter to us dated August 25, 2006, Thomas M. O?Brien,
RHR?s President stated that RHR?s discriminatory share ownership restriction ?is required for RHR to carry out its investment program.? In a letter dated November 8, 2006, Mr. O?Brien added: ?The fact that your Bulldog fund [sic] owns more than 9.8% of RHR has caused RHR to pass investment opportunities.? We requested Mr. O?Brien to specify any lost investment opportunities but he declined to do so.

The staff should confirm whether RHR has indeed passed on any investment opportunities because of our share ownership. If it is true that RHR is not able to make certain investments that it would otherwise make then that it is material information that should be disclosed to investors. If it is false, the staff should recommend appropriate sanctions including requiring the trustees to reimburse RHR for the cost of prosecuting a lawsuit under false pretenses.

*	On June 28, 2007, I sent the enclosed letter to RHR to
demand that it institute proceedings against RMR Advisors, RHR?s investment advisor and, if appropriate, the board to recover the excise tax of $136,292 that RHR paid for 2006 as a result of its failure to distribute substantially all of its investment and capital gains income to its shareholders. (As indicated in our June 28th letter, RMR Advisors also caused at least three other funds it managed to unnecessarily pay excise taxes for 2006.) The enclosed response dated September 26, 2007 states, without any support, that it is not in RHR?s interest to recover the excise tax and threatens to sue me for the cost of responding to my June 28th letter.

The staff should investigate the propriety of RHR?s trustees? (1) refusal to recover the excise tax paid for 2006 and (2) threat to sue me for complaining about it.

*	The specific details of Mr. Overstreet?s arrangement with
RHR have not been publicly disclosed. On March 15, 2007, Mr. Overstreet filed a Schedule 13D indicating that he owned ?at least 124,870? shares of RHR representing ?at least 5%? of RHR?s outstanding shares, thereby making him an affiliated person of RHR. Mr. Overstreet?s Schedule 13D also disclosed that he voted his shares ?at the Fund?s 2007 annual meeting of shareholders held on March 8, 2007.?

The staff should investigate whether Mr. Overstreet and RHR have participated in a joint enterprise or joint arrangement in violation of rule 17d-1(a) which makes such participation illegal unless an application to allow such participation has been filed with the Commission and an order has been granted.

Until now, we have declined to accede to the staff?s requests to allow it to present our correspondence to RHR?s counsel because we felt that doing so might make it more difficult to reach a settlement of the lawsuit. However, our settlement talks with RHR have not been fruitful and we fear management is poised to spend much more than the $1.5 million already incurred to pursue this litigation. Therefore, we grant the staff permission to use this letter and all of our previous correspondence in any way it deems fit in the hope that the staff can persuade RHR?s trustees to stop the ongoing misuse of fund assets.

Please contact me if you need any additional information.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner


 For example, early in 2007 an enforcement action was brought by Massachusetts Secretary of State William Galvin against us alleging that we offered unregistered securities to a resident of Massachusetts. The enforcement action was instigated by RHR via submission of a misleading complaint submitting to Secretary Galvin. As described by FINAlternatives.com in an October 5, 2007 story entitled Philip Goldstein: The Man Behind The Bulldog. ?Galvin?s case centers on a request by one Brendan Hickey of Quincy, Mass., for information from Bulldog?s Web site. After registering and agreeing to Bulldog?s terms and conditions, including an assurance that he was a qualified investor, he received an e-mail from Samuels with information about Bulldog?s funds. But Hickey was not simply a naive Web surfer: He apparently made the request at the behest of the RMR Hospitality and Real Estate Fund, a closed-end fund targeted by Bulldog.? We reserve the right to seek damages from or file counterclaims against RHR and any other culpable parties in connection with, among other things, the Massachusetts enforcement action.

  Riseman v. Orion Research Inc., 394 Mass. 311, 475 N.E.2d 398 (?We . . . conclude that G.L. c. 93A, a statute enacted to provide protection to consumers and to provide protection against unfair methods of competition or unfair or deceptive acts or practices in trade or commerce, does not reach alleged wrongs asserted by a stockholder against a corporation in the internal governance of the corporation.?)

  Duclersaint v. Federal Natl. Mort. Assn., 427 Mass. 809, 814
(1998)

 Id.

  HipSaver Co. v. JT Posey Co., 2007 US Dist. LEXIS 35364 (D. Mass. May 15, 2007). (?Moreover, in undertaking this inquiry, courts have focused more on the location of the wrongful conduct than on the location where the plaintiff suffered injury. See Garshman, 176 F.3d at 7(conduct did not occur ?primarily and substantially in Massachusetts? under Chapter 93A where the plaintiff resided in Massachusetts and thus suffered the loss there, but most of the defendants? conduct occurred out-of-state; ?the place of injury is not determinative?); see also Makino, U.S.A., Inc. v. Metlife Capital Credit Corp., 518 N.E.2d 519, 523 (Mass. App. Ct. 1988) (?[I]f the place of injury were the only test, practically no case involving a Massachusetts plaintiff would be exempt from c.93A status, no matter how negligible the defendants? business activity in this State. Such a result would effectively nullify the words ?primarily and substantially within the commonwealth,? which imply some process of measuring and weighing.?)?)

  Since a communication cannot occur both primarily in Massachusetts and primarily outside of Massachusetts it is beyond doubt that a public statement or filing that is available to persons throughout the United States (and the rest of the world) occurs primarily outside of Massachusetts.

  The trustees presumably intend to assert that RHR will obtain a real benefit if it is awarded three times its attorney?s fees.
That argument rings hollow because RHR?s original lawsuit contained no such claim.